

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2013

Via E-mail
Mr. Jan Telander
President and Chief Executive Officer
ProGreen Properties, Inc
380 North Old Woodward Avenue, Suite 300
Birmingham, MI 48009

> **Re: ProGreen Properties, Inc.**
> **Form 10-K for the fiscal year ended April 30, 2012**
> **Filed July 30, 2012**
> **File No. 000-25429**

Dear Mr. Telander:

We issued comments to you on the above captioned filing on March 5, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 25, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Eric McPhee at (202) 551-3693 or me at (202) 551-3694 if you have any questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant